Filed Pursuant to Rule 433

Registration Statement No. 333-217109

Pricing Term Sheet

April 3, 2017

Eaton Vance Corp.

$300,000,000 3.500% Notes due 2027

Eaton Vance Corp.

SEC Registered

April 3, 2017

EATON VANCE CORP.

Term Sheet

April 3, 2017

$300,000,000 3.500% Notes due 2027

Issuer:	Eaton Vance Corp.

Type:	SEC Registered

Ratings*:	A3 (stable) / A- (stable) (Moody’s / S&P)

Size:	$300,000,000

Trade Date:	April 3, 2017

Settlement Date:	April 6, 2017 (T+3 days)

Maturity Date:	April 6, 2027

Coupon:	3.500%

Interest Payment Dates:	Semiannually on the 6th of each April and October, commencing on October 6, 2017

Public Offering Price:	99.632%

Benchmark Treasury:	UST 2.250% due February 15, 2027

Benchmark Treasury Price / Yield:	99-05+ / 2.344%

Re-offer Spread vs. Treasury:	T+120 bps

Yield to Maturity:	3.544%

Change of Control Repurchase:	At 101% of principal plus accrued and unpaid interest if the issuer is subject to a Change of Control Repurchase Event.

Optional Redemption:	At any time, and from time to time, prior to January 6, 2027 (three months before their maturity), the issuer may redeem all or a portion of the notes at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the remaining principal and interest payments on the notes being redeemed (assuming that the notes matured on January 6, 2027) discounted to their present value as of the redemption date at the applicable Treasury Rate plus 20 bps. In addition, on and after January 6, 2027, the issuer may redeem all or a portion of the notes from time to time at a redemption price equal to 100% of the notes to be redeemed. In the case of any optional redemption, the issuer will also pay accrued and unpaid interest, if any, to, but not including, the redemption date.

Day Count:	30 / 360

Minimum Denomination / Multiples:	$2,000 / $1,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Scotia Capital (USA) Inc.

CUSIP / ISIN:	278265AE3 / US278265AE30

This communication is intended for the sole use of the person to whom it is provided by the issuer.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or Morgan Stanley & Co. LLC at 1-866-718-1649 or prospectus@morganstanley.com.